                                   OppenheimerFunds, Inc.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008

June 21, 2005

Via Electronic Transmission
---------------------------
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:  Oppenheimer Dividend Growth Fund
     Registration Statement on Form N-1A
     File Nos. 333-122902 and 811-21718

Dear Mr. DiStefano:

     We have reviewed your comments on the  registration  statement on Form N-1A
(the "Registration Statement") for the Oppenheimer Dividend Growth Fund ("Fund")
filed with the  Commission on February 18, 2005. For your  convenience,  we have included  each of your  comments  in  italics,  followed  by our  response.  The captions used below correspond to the captions the Fund uses in the Registration
Statement, and defined terms have the meanings defined therein.

PROSPECTUS
----------

What Does the Fund Mainly Invest in?

     1. Please  disclose that the Fund has a policy of investing at least 80% of its assets in dividend-paying stocks. Alternatively,  explain supplementally how the Fund can comply with the  requirements  of Section 35 (d) of the  Investment
Company Act of 1940 without such a policy.

   We have included disclosure regarding the Fund's 80% investment policy.

How Does the Fund Manager Decide What Securities to Buy or Sell?

     2. Please  summarize  the methods the Fund  Manager will use to decide what securities to buy or sell.

     We have included additional  information  regarding the portfolio managers'
use of a combination of "top down" and "bottom up" investment styles.

Objectives and Principal Investment Strategies

     3. Will the Fund  borrow  for  leverage?  If so,  please  disclose  in this section  and  disclose  the  risks  of  leverage  in all  prospectus  disclosure pertaining to risks of investing in the Fund.

   This Fund will not borrow for leverage.

Main Risks of Investing in the Fund

     4. If investing in  derivatives  will be a principal  strategy of the Fund, please summarize the attendant risks in Item 2 of the prospectus.

     The risks of  investing  in  futures  and  options  have been  added to the sections "Main Risks of Investing in the Fund" and the risks of derivatives have been added to the section "The Fund's Principal Investment Policies and Risks."

     5.  Please  summarize  here all  principal  risks of  investing  in foreign stocks, fixed income instruments, convertible securities and preferred stocks.

     Although the Fund may invest in foreign stocks,  fixed income  instruments, convertible  securities  or  preferred  stocks,  none of  those  investments  is expected to be a principal strategy or represent a main risk of the Fund.

     6. Will the Fund  investing  in  emerging  market  securities,  small-  and mid-cap  securities,  securities of new companies  and/or below investment grade debt be principal  strategies of the Fund. If so, please summarize the attendant risks in Item 2 of the Prospectus.

     The Fund  currently  does not intend to invest in  emerging  market,  newer companies or below investment grade securities.  Investing in small- and mid-cap securities will not be principal  strategies of the Fund,  however we have added disclosure  regarding  the risks of small- and mid-cap  investing to the section
"The Fund's Principal Investment Policies and Risks - Stock Investments."

The Fund's Principal Investment Policies and Risks

7. Please separate disclosure of policies and risks by paragraph.

     We feel  that  the  current  disclosure  adequately  distinguishes  between investment policies and risks and that it presents the required information in a clear manner that will facilitate shareholder understanding, in keeping with the
"Plain English" requirements for this item.

     8.  Please  disclose  in  detail in this  section  the  principal  risks of growth-style investing.

     The  Fund  will  not  pursue  a  "growth"  investment  style  or a  "value"
investment  style.  The Fund will use a blended style.  The word "growth" in the
Fund's name  modifies the word  "dividends,"  indicating  that the Fund seeks to invest in companies that it expects to have growing dividends.

     9. Please  disclose the risks of investing in foreign and emerging  markets securities,  derivatives, small- and mid-cap stocks, securities of new companies and below investment grade debt.

   Please see our response to comments numbers four, five and six above.

Other Investment Strategies

     10.  Please  indicate  that the Fund's "Other  Investment  Strategies"  are non-principal.  Also, please disclose the maximum  percentage of assets the Fund will invest in the  securities  listed here;  and indicate  whether  income from these securities will be fully taxable.

     While there is no specified limit on investments in these securities, it is
not  anticipated  that  any  of  these  investments  will  represent   principal
strategies  of the Fund at the current  time.  The Fund's  prospectus  makes the distinction  between "The Fund's  Principal  Investment  Policies and Risks" and
"Other Investment Strategies."

     11.   Regarding  the   discussion   of  temporary   defensive  and  interim
investments, please define the term "interim" as it is used in this disclosure.

     This  paragraph  states  that "The Fund  could  also  hold  these  types of securities as an interim  measure,  pending the  investment of proceeds from the sale of Fund shares or portfolio  securities or to meet anticipated  redemptions of Fund shares."

At What Price Are Shares Sold?

     12.  Please  disclose the effects of the Fund's use of fair value  pricing.
See Instruction --- to Item 6 (a) (1) of Form N-1A.

     We have added the  disclosure  that  "[t]he  Fund uses fair  value  pricing procedures to reflect what the Manager and the Board believe to be more accurate values for its  portfolio  securities,  although it may not always be able to do
so." In addition, the discussion of "time zone arbitrage" describes effects that the Fund's fair value pricing policy is intended to counteract.

     13.  Please  delete  "significant"  from the first  sentence  of the fourth paragraph under the heading "Net Asset Value."

   We have deleted that word as requested.

Distribution and Service (12b-1) Plans

     14. In the event the Distributor incurs costs greater than the 0.25% of the average  annual net assets of Class A shares of the Fund,  will the  Distributor carry forward the unreimbursed expenses? If so, please disclose here.

     As stated in the Fund's SAI, "[a]ny  unreimbursed  expenses the Distributor incurs with  respect to Class A shares in any fiscal year cannot be recovered in subsequent years."

Are There Limitations on Frequent Purchases, Redemptions and Exchanges?

     15. Please delete the last sentence of the paragraph that discusses  timing of exchanges,  as the transfer agent is not permitted to delay  reinvestment  of exchange proceeds.

     An exchange request will be redeemed at the next net asset value calculated after the request is received.  However,  the Fund may delay the transmission of the  redemption  proceeds  to the new fund for a period of up to five  days,  as permitted  under  Section 22(e) of the  Investment  Company Act and Rule 22(e)-2
thereunder. We have clarified the disclosure describing this policy.

     16. Please explain the meaning of "terminate  trading  activity" as used in the disclosure pertaining to timing of exchanges.

     "Terminate  trading activity" means that an investor will not be allowed to purchase or exchange shares of the Fund.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

Other Investment Restrictions

     17. Please  explain in the  narrative the meaning of the phrase  "except to the extent  permitted  under the Investment  Company Act," as it pertains to the
Fund's fundamental policies on borrowing money, making loans,  investing in real estate and commodities and underwriting.

     The Board adopted  these  policies to ensure that the Fund will comply with the provisions of the Investment  Company Act, as it may be amended from time to time. As  recommended in "General  Instructions"  C (1)(c) to Form N-1A, we have omitted "restating legal or regulatory requirements to which Funds generally are subject." We have not included a restatement  of  provisions  of the  Investment
Company  Act,  and the rules and  regulations  thereunder,  that are  subject to changes that may make that disclosure inaccurate.

     18. Please  disclose that the Fund may not  concentrate  its investments in any one  industry  or group of  industries.  The Fund will not  concentrate  its investments in any one industry. We have added this disclosure.

     19.  Please  disclose  whether  the Fund has any  non-fundamental  policies regarding investing for control purposes.

     The Fund has not adopted any  non-fundamental  policies regarding investing for control purposes.

Disclosure of Portfolio Holdings

     20. Please disclose which  third-party  recipients of the Fund's non-public portfolio holding  information are bound by contract not to disclose or trade on the information.

     We have  revised the  information  regarding  the  disclosure  of portfolio holdings  to clarify the Fund's  policies  and  procedures.  The  disclosure  of
portfolio   holdings   to   consultants   for   retirement   plans   requires  a
confidentiality  agreement  and an  agreement  not to trade on the  basis of the disclosed information. That is reflected in the revised disclosure.

Annual Approval of Investment Advisory Agreement

     21. This  disclosure does not contain a reasonably  detailed  discussion of the material factors that formed the basis for the board of directors  approving the  investment  advisory  contract.  Please  include  this  information  in the disclosure. See Instruction --- to Item 13 (b) (10) of Form N-1A.

   We have included that disclosure.

     We acknowledge  that: the fund is responsible for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;  and the fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     The Fund will file a pre-effective amendment pursuant to Rule 472 under the
Securities Act reflecting these changes. We have not and do not intend to submit
an  exemptive   application  or  no-action   request  in  connection  with  your
registration  statement.  Please direct any questions you may have regarding the filings or this letter to the undersigned at 212-323-5089.

                                          Sincerely,

                                          /s/ Nancy S. Vann
                                          -----------------
                                          Nancy S. Vann
                                          Vice President and Assistant Counsel
cc:   Board IV Board of Trustees
      Lisa Bloomberg
      Neil McCarthy
      Joe Higgins
      Michael Keogh
      Ronald M. Feiman, Esq.
      Phillip Gillespie, Esq.
      Gloria LaFond
      Brian Levitt
      Jerry Mandzij
      Brian Petersen
      Brian Wixted
      Robert Zack, Esq.